UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 6 February 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Issued by Harmony Gold
Mining Company Limited

6 February 2012

For more details contact:
Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Another quarter of record-breaking results

Johannesburg. Monday, 6 February 2012. Harmony Gold Mining Company Limited
(‘Harmony’ or the ‘Company’) is pleased to release its financial results for the second quarter of financial year 2012 and six months ended 31 December 2011. The Company generated its highest ever operating profits and headline earnings of R2.1 billion and
R1.0 billion respectively, while the headline earnings per share (HEPS) increased by
155% to 242 South African cents when compared to the previous quarter.

Gold production is up by 5% quarter on quarter to 10 718kg (344 592oz) mainly due to a 13% increase in recovery grade, while cash operating costs reduced by 6% to
R249 356/kg which represents a 17% reduction in US$/oz terms to US$958/oz.

Total capital expenditure for the December 2011 quarter was R782 million, a 12%
(R82 million) increase in comparison to the September 2011 quarter (R700 million).
Higher capital spend is expected for the latter part of the year and therefore we maintain our expectation of full year capital of R3.7 billion.

When comparing the six months ended 31 December 2011 to the six months ended
31 December 2010 revenue increased by R2.7 billion or 44%, while cash operating costs increased by 15% from R222 787/kg, mainly due to increases in electricity and inflation driven costs. Operating profit increased by 123% to R3.4 billion, compared to R1.5 billion recorded in the December 2010 period.

Wafi-Golpu’s pre-feasibility studies are progressing according to schedule. At the end of the December 2011 quarter, seven drill rigs were operating with six engaged on extension of the Golpu orebody to the north and infill of deeper sections.

Graham Briggs, chief executive officer commented: “Harmony has delivered in line with its strategy. We produced profitable ounces, our grade improved, our mines are producing operating cash flow and we have declared an interim dividend of 40 cents. Our results are evidence of Harmony’s turnaround.”

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 6, 2012
Harmony Gold Mining Company Limited
By:    /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director